Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



Weibo Corporation
微博股份有限公司

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)
(Stock Code: 9898)

DATE OF BOARD MEETING AND
DATE OF PUBLICATION OF FIRST QUARTER 2026
FINANCIAL RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of Weibo Corporation (the "**Company**") will hold a Board meeting on Wednesday, May 27, 2026 (Hong Kong time) for the purposes of, among other things, approving the Company's unaudited financial results and announcement for the three months ended March 31, 2026 ("**Q1 2026 Financial Results**"). The Company will announce its Q1 2026 Financial Results on Thursday, May 28, 2026 (Hong Kong time) on the website of The Stock Exchange of Hong Kong Limited at **www.hkexnews.hk** and the Company's website at **http://ir.weibo.com**, after the trading hours of The Stock Exchange of Hong Kong Limited and before the opening of the U.S. stock market.

The Company's management team will host a teleconference call at 7 p.m. on Thursday, May 28, 2026 (Hong Kong time) to discuss the Q1 2026 Financial Results and answer questions. Participants who wish to dial in to the teleconference must register through the below public participant link. Dial-in and instruction will be in the confirmation email upon registering.

Pre-registration Link: **https://register-conf.media-server.com/register/BIb549b1f6935046d98b52a0fe61be918e**

Additionally, a live webcast of the conference call will be available at **http://ir.weibo.com**.

By order of the Board
Weibo Corporation
Mr. Charles Guowei Chao
Chairman of the Board

Hong Kong, April 27, 2026

As at the date of this announcement, the board of directors of the Company comprises Mr. Charles Guowei Chao, Mr. Gaofei Wang, Ms. Hong Du and Mr. Bo Liu, as the directors, and Mr. Pochin Christopher Lu, Mr. Pehong Chen and Mr. Yan Wang as the independent directors.